Oncolytics Biotech® Announces Upcoming Investor Conferences in September

SAN DIEGO, CA, August 28, 2025 -- Oncolytics Biotech® Inc. (Nasdaq: ONCY) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, will participate in two investor conferences next month. CEO Jared Kelly will be meeting with institutional investors at the H.C. Wainwright 27th Annual Global Investment Conference and the Lake Street Capital Markets 9th Annual Best Ideas Growth Conference. Additional details for both of these events can be found below.

Event: H.C. Wainwright 27th Annual Global Investment Conference
Date: Tuesday and Wednesday, September 9 & 10, 2025
Location: Lotte New York Palace Hotel, New York, NY

Event: Lake Street Capital Markets 9th Annual Best Ideas Growth Conference
Date: Thursday, September 11, 2025
Location: The Yale Club, New York, NY

Company management will be participating in one-on-one investor meetings at the conferences. To schedule a meeting, please submit a request on the conference website, contact your H.C. Wainwright or Lake Street Capital Markets representative, or email jpatton@oncolytics.ca.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered double-stranded RNA immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer, and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications

oblaschak@lifescicomms.com